Exhibit 12.1

CALCULATIONS OF EARNINGS AVAILABLE TO COVER FIXED CHARGES

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)
Earnings available to cover fixed charges	$(24,999)	$(21,476)	$(29,294)	$(28,190)	$(24,772)
Fixed charges	2,665	1,894	1,147	475	601

Ratio of earnings to fixed charges	$—	$—	$—	$—	$—

For all periods presented, earnings are insufficient to cover fixed charges. Coverage is deficient by the following amounts:

	$(27,664)	$(23,370)	$(30,441)	$(28,665)	$(25,373)

Calculation of earnings available:
Net loss	$(27,494)	$(23,216)	$(30,036)	$(28,672)	$(25,447)
Equity loss from investment in joint venture	151	44	45	7	74
Fixed charges	2,344	1,696	697	475	601

Earnings available to cover fixed charges	$(24,999)	$(21,476)	$(29,294)	$(28,190)	$(24,772)

Calculation of fixed charges:
Interest expense	$1,333	$702	$232	$155	$199
Interest expense on capital leases	14	16	10	—	—
Amortization of debt discount and deferred financing costs	706	709	178	—	—
Capitalized debt discount and deferred financing costs	321	198	450	—	—
Rent expense estimated interest *	291	269	277	320	402

Fixed charges	$2,665	$1,894	$1,147	$475	$601

*	Amount is estimated at 25% of building rent expense